Filed by F.N.B. Corporation
Filed Pursuant to Rule 425(a)
and deemed filed pursuant to Rule 13a-4
Registration No. 333-124121
Subject companies: FNB Financial Services, LP
FNB FINANCIAL SERVICES, LP
$350,000,000
SUBORDINATED TERM NOTES AND DAILY NOTES
F.N.B. CORPORATION
SUBORDINATED TERM NOTES AND DAILY NOTES
     Pursuant to a prospectus, first sent on or about August 19, 2005, FNB Financial Services, LP is offering to exchange its subordinated notes for currently outstanding, corresponding subordinated notes of F.N.B. Corporation. The exchange offer is scheduled to expire at 5:00 p.m., New York City time, on March 1, 2006.
     FNB Financial Services, LP is extending the exchange offer until June 30, 2006. As of the most recent practicable date, $37,505,422 aggregate principal amount of the outstanding notes were outstanding and $121,550,650 aggregate principal amount of the new notes were outstanding. 76.4% of the holders of outstanding notes have exchanged their notes for new notes.